SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a- 16 or 15d- 16 of

the Securities Exchange Act of 1934

For the month of October 2015

CGG

Tour Maine Montparnasse - 33 Avenue du Maine – BP 191 - 75755 PARIS CEDEX 15

(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

    Yes  ☐              No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

CGG Appointed by Gabonese Republic’s Ministry of

Petroleum and Hydrocarbons to Promote 11th Licensing

Round

Paris, France – October 28, 2015

CGG announced today that it has been appointed as technical consultant by the Gabonese Republic’s Ministry of Petroleum and Hydrocarbons to help with the promotion of its 11th Licensing Round focusing on five highly prospective deepwater blocks.

The round was formally opened on 27th October 2015 by His Excellency, Minister for Petroleum and Hydrocarbons, Mr. Etienne Dieudonné Ngoubou, at this week’s 22nd Africa Oil Week conference in Cape Town South Africa. The round will then be promoted by a series of road shows starting in Libreville on 24th November, followed by Paris on 26th November, Singapore on 30th November and Houston on 3rd December 2015. A delegation from the Direction Generale des Hydrocarbures (DGH) as well as a technical team from CGG will be attending to answer any questions.

The round will be open for five months starting on 27 October 2015 and bids can be submitted from 15 February 2016 onwards and by no later than 31st March 2016. Prequalification for the bid round will require the purchase of a minimum amount of seismic data.

The deep water of Gabon has significant unexplored potential within a structurally complex setting, particularly in the pre-salt section. In response to the exploration challenges, CGG has been appointed to advise the Gabonese Republic on the promotion of the 11th Licensing Round and has worked directly with the Ministry to acquire over 25,000 km2 of new 3D BroadSeisTM multi-client seismic data as part of an integrated geoscience program to support it. The new survey will enable better imaging of this exciting and underexplored area, and covers areas downdip and adjacent to recent pre-Aptian salt discoveries, such as Leopard, Diaman, Ruche and Tortue. It will benefit from integrated gravity and magnetic interpretation to enhance the pre-salt imaging and additional, complementary datasets including offshore hydrocarbon seeps and a full geological prospectivity report will be available.

Jean-Georges Malcor, CEO, CGG, said: “Ever since we acquired our first geophysical survey there in 1932, CGG has actively supported Gabon’s development of its natural resources. We are delighted to continue our fruitful cooperation with the Gabonese Republic by offering our full portfolio of Geoscience expertise to help promote the 11th Licensing Round. Given the high quality of the intermediate results we have seen so far from our recent BroadSeis survey, we expect the final results to be a significant resource for clients to de-risk this promising exploration arena. We are pleased to announce that several companies have already pre-committed to the dataset.”

About CGG

CGG (www.cgg.com) is a fully integrated Geoscience company providing leading geological, geophysical and reservoir capabilities to its broad base of customers primarily from the global oil and gas industry. Through its three complementary business divisions of Equipment, Acquisition and Geology, Geophysics & Reservoir (GGR), CGG brings value across all aspects of natural resource exploration and exploitation. CGG employs over 7,500 people around the world, all with a Passion for Geoscience and working together to deliver the best solutions to its customers.

CGG is listed on the Euronext Paris SA (ISIN: 0000120164) and the New York Stock Exchange (in the form of American Depositary Shares. NYSE: CGG).

Contacts

Group Communications Christophe Barnini Tel: + 33 1 64 47 38 11 E-Mail: : invrelparis@cgg.com	Investor Relations Catherine Leveau Tel: +33 1 64 47 34 89 E-mail: : invrelparis@cgg.com

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO CGG’S REGISTRATION STATEMENT ON FORM S-8 (REGISTRATION STATEMENT NO. 333-150384, NO. 333-158684, NO. 333-166250, NO. 333-173638, NO. 333-188120 AND NO. 333-197785) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, CGG has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date October 28th, 2015	By /s/ Stéphane-Paul FRYDMAN
S.P. FRYDMAN
Corporate Officer & CFO